UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-16463
PEABODY WESTERN-UMWA 401(K) PLAN

Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Peabody Western-UMWA 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of Peabody Western-UMWA 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 26, 2009

Peabody Western-UMWA 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets:
Investments, at fair value:
Investments in mutual funds	$5,564,801	$9,020,139
Investment in common/collective trust	1,432,608	933,186
Investment in Peabody Energy Stock Fund	305,639	659,535
Investment in Patriot Coal Stock Fund	—	54,845
Participant notes recievable	572,899	630,999

Net assets, at fair value	7,875,947	11,298,704

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,729	(7,061)

Net assets available for benefits	$7,894,676	$11,291,643

See accompanying notes.

Peabody Western-UMWA 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2008	2007
Additions:
Interest and dividends	$368,290	$781,303
Net realized and unrealized appreciation of investments	—	299,650

Net investment income	368,290	1,080,953

Contributions:
Employee	665,311	655,390
Employer	3,680	5,929

Total contributions	668,991	661,319

Total additions	1,037,281	1,742,272

Deductions:
Net realized and unrealized depreciation of investments	(3,530,491)	—
Withdrawals by participants	(902,349)	(1,464,457)
Administrative expenses	(1,408)	(1,554)

Total deductions	(4,434,248)	(1,466,011)

Net increase (decrease) in net assets available for benefits	(3,396,967)	276,261
Net assets available for benefits at beginning of year	11,291,643	11,015,382

Net assets available for benefits at end of year	$7,894,676	$11,291,643

See accompanying notes.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
1. Description of the Plan
The following description of the Peabody Western-UMWA 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. Employees of Peabody Western Coal Company, Big Sky Coal Company, and Seneca Coal Company (collectively, the Employers) who are members of the United Mine Workers of America (UMWA) collective bargaining unit covered by the Western Surface Agreement are eligible for participation on the date of their employment. The Employers are indirect, wholly-owned subsidiaries of Peabody Energy Corporation (Peabody). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
On October 12, 2007, Peabody’s Board of Directors approved a spin-off of portions of its formerly Eastern United States (U.S.) Mining operations business segment through a dividend of all outstanding shares of Patriot Coal Corporation (Patriot). Prior to the spin-off, Peabody received a private letter ruling from the Internal Revenue Service (IRS) on the tax-free nature of the transaction. Patriot stock was distributed to the Peabody stockholders at a ratio of one share of Patriot stock for every 10 shares of Peabody stock held on the record date of October 22, 2007. Likewise, all Plan participants holding Peabody stock in their accounts at the close of business on the record date received similar pro rata distributions.
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.
Contributions
Each year participants may contribute on a pre-tax basis any whole percentage from 2% to 50% of eligible compensation, as defined in the Plan. Participants may rollover account balances from other qualified defined benefit or defined contribution plans. Additionally, participants may defer the cash equivalent of up to 10 employee benefit days per calendar year. The Employers make matching contributions to the Plan on behalf of all qualified participants. The amount of matching contributions for each qualified participant is 25% of the cash equivalent of employee benefit days that a participant defers.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
Participants direct the investment of employee and employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the IRS.
In the calendar year that a participant is age 50 or older and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan and the IRS, subject to certain limitations.
Vesting
Participants are vested immediately in their own contributions, employer matching contributions and the actual earnings thereon.
Participant Loans
Participants may borrow up to 50% of their vested account balance subject to minimum and maximum amounts of $1,000 and $50,000, respectively. The loan is secured by the balance in the participant’s account and bears interest at the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. Only one loan may be outstanding at a time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the employer contributions, and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account.
Payment of Benefits
Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment. Participants may elect to receive their distribution as either a lump-sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their account balance. Withdrawals in cases of hardship are also permitted, as defined in the Plan.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
Plan Termination
The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants’ accounts remain fully vested upon termination of the Plan. Currently, the Employers have no intention to terminate the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employer. Participants are required to pay for certain miscellaneous transaction fees.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Newly Adopted Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under accounting pronouncements that require or permit fair value measurements, but the standard does not require any new fair value measurements. In February 2008, the FASB amended SFAS No. 157 to exclude leasing transactions and to delay the effective date by one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Plan ) and did not have a material impact on the financial statements of the Plan. In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3), which clarified the application of SFAS No. 157 in an inactive market and demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP 157-3 did not impact the Plan Sponsor’s determination of fair value for financial assets. See Note 3 for further information and related disclosures regarding the Plan’s valuation methodologies under SFAS No. 157.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
Valuation of Investments
SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Sponsor adopted SFAS No. 157 effective January 1, 2008. Although the adoption of SFAS No. 157 did not materially impact the Plan’s financial statements, additional disclosures related to fair value measurements are now required. See Note 3 for additional information.
Fully Benefit-Responsive Investment Contracts
The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Securities Transactions
Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefit distributions are recorded when paid.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
3. Fair Value Measurements
As discussed in Note 2, the Plan Sponsor adopted SFAS No. 157 effective January 1, 2008. SFAS No. 157 establishes a three-level fair value hierarchy that categorizes assets and liabilities measured at fair value based on the observability of the inputs utilized in the valuation. These levels include:
Level 1 — inputs are quoted prices in active markets for the identical assets or liabilities;
Level 2 — inputs other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and
Level 3 — inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants.
A financial instrument’s level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.
Mutual Funds
Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV for these investments is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.
Common/Collective Trust
Units in the common/collective trust are valued at NAV at year-end. These investments are classified within Level 2 of the valuation hierarchy as the NAV for these investments is a derived price in an active market.
Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of market price plus uninvested cash position, if any) reported on the active market on which the security is traded and is classified within Level 1 of the valuation hierarchy.
Participant Notes Receivable
Participant loans are valued at cost, which approximates market value, and are classified within Level 3 of the valuation hierarchy.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table presents the financial instruments carried at fair value as of December 31, 2008 by caption on the statement of net assets available for benefits and by SFAS No. 157 valuation hierarchy.

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$5,564,801	$—	$—	$5,564,801
Common/collective trust	—	1,432,608	—	1,432,608
Peabody Energy Stock Fund	305,639	—	—	305,639
Participant notes receivable	—	—	572,899	572,899

Total assets at fair value	$5,870,440	$1,432,608	$572,899	$7,875,947

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008.

Year Ended
December 31, 2008
Participant
notes receivable
Beginning of year	$630,999
Purchases, sales, issuances and settlements, net	(58,100)

End of year	$572,899

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
4. Investments
The following table represents the appreciation (depreciation) in fair value, as determined by quoted market prices, of the Plan’s investments, including those purchased, sold or held during the year.

	Years ended December 31,
	2008	2007
Mutual funds	$(2,983,606)	$(67,137)
Peabody Energy Stock Fund	(532,437)	342,301
Patriot Coal Stock Fund	(14,448)	24,486

	$(3,530,491)	$299,650

Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2008		2007
Mutual funds:
Vanguard PRIMECAP Fund	$993,719		$1,775,750
Vanguard Explorer Fund	940,030		2,142,295
Vanguard Windsor II Fund	910,904		1,630,500
Vanguard Total Bond Market Index Fund	768,450		669,208
Vanguard Target Retirement 2020 Fund	604,901		511,085	*
Vanguard International Growth Fund	525,591		1,234,449
Common/collective trust:
Vanguard Retirement Savings Trust	1,432,608		933,186
Peabody Energy Stock Fund	305,639	*	659,535

*	The Peabody Energy Stock Fund and the Vanguard Target Retirement 2020 Fund did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2008 and 2007, respectively.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$7,894,676	$11,291,643

Adjustment from contract value to fair value for fully benefit-responsive contracts	(18,729)	7,061

Net assets available for benefits per the Form 5500	$7,875,947	$11,298,704

6. Related Party Transactions
The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody and Patriot stocks, through the Peabody Energy Stock Fund and the Patriot Coal Stock Fund, respectively, which are permitted parties-in-interest transactions. Effective December 31, 2008, the Plan no longer invests in Patriot Stock through the Patriot Coal Stock Fund.
7. Income Tax Status
The Plan received a determination letter from the IRS dated August 6, 2007, stating that the Plan was qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation. The Plan was amended subsequent to the IRS determination letter. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. Once qualified, the Plan was required to operate in conformity with the Code to maintain its qualification.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Peabody Western-UMWA 401(k) Plan
Employer ID #86-0766626
Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

				(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost (1)	Value
*	Vanguard PRIMECAP Fund	22,311 shares of mutual fund		$993,719
*	Vanguard Explorer Fund	22,313 shares of mutual fund		940,030
*	Vanguard Windsor II Fund	47,666 shares of mutual fund		910,904
*	Vanguard Total Bond Market Index Fund	75,486 shares of mutual fund		768,450
*	Vanguard International Growth Fund	43,081 shares of mutual fund		525,591
*	Vanguard Target Retirement Income Fund	1,035 shares of mutual fund		9,855
*	Vanguard International Value Fund	385 shares of mutual fund		9,031
*	Vanguard 500 Index Fund	76 shares of mutual fund		6,339
*	Vanguard Extended Market Index Fund	115 shares of mutual fund		2,771
*	Vanguard Developed Markets Index Fund	357 shares of mutual fund		2,682
*	Vanguard Emerging Markets Stock Index Fund	170 shares of mutual fund		2,530
*	Vanguard Target Retirement 2005 Fund	11,420 shares of mutual fund		110,656
*	Vanguard Target Retirement 2010 Fund	8,762 shares of mutual fund		154,297
*	Vanguard Target Retirement 2015 Fund	38,326 shares of mutual fund		366,010
*	Vanguard Target Retirement 2020 Fund	36,506 shares of mutual fund		604,901
*	Vanguard Target Retirement 2025 Fund	13,028 shares of mutual fund		120,766
*	Vanguard Target Retirement 2030 Fund	2,330 shares of mutual fund		36,205
*	Vanguard Target Retirement 2035 Fund	7 shares of mutual fund		64
*	Vanguard Retirement Savings Trust	1,451,337 units of
		common/collective trust		1,432,608
*	Peabody Energy Stock Fund	8,014 units of stock fund		305,639
*	Various participants	Participant notes receivable,
		interest rates from 5.0% to
		9.25%, maturities through
		November 25, 2015		572,899

				$7,875,947

*	Denotes party-in-interest

(1)	Cost is not presented as all investments are participant directed investments

SIGNATURE
Peabody Western-UMWA 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Western-UMWA 401(k) Plan
Date: June 26, 2009	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation Executive Vice President and Chief Administrative Officer

EXHIBIT INDEX
The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.